Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Artius Acquisition Inc.

Subject Company: Artius Acquisition Inc.

Filer’s Commission File Number: 1-39378

Date: April 19, 2021

Analyst Day Investor Presentation The world’s leading carbon negative materials company April 19, 2021

Forward Looking Statements and Disclaimers DISCLAIMER This presentation is for informational purposes only. It shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful. This presentation has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between Artius Acquisition, Inc. (“Artius”), Micromidas, Inc. (dba Origin Materials, “Origin”) and related transactions (the “Proposed Business Combination”) and for no other purpose. Neither the Securities and Exchange Commission (“SEC”) nor any securities commission of any other U.S. or non-U.S. jurisdiction has approved or disapproved of the Proposed Business Combination, or determined that this presentation is truthful or complete. Any representation to the contrary is a criminal offense. No representations or warranties, express or implied, are given in, or in respect of, this presentation. To the fullest extent permitted by law, in no circumstances will Artius, Origin or any of their respective subsidiaries, stockholders, affiliates, representatives, directors, officers, employees, advisers, or agents be responsible or liable for a direct, indirect, or consequential loss or loss of profit arising from the use of this presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither Artius nor Origin has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Origin or the Proposed Business Combination. Viewers of this presentation should each make their own evaluation of Origin and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. The information contained herein is as of April 19, 2021, and does not reflect any subsequent events. FORWARD-LOOKING STATEMENTS Certain statements included in this presentation that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Origin’s business strategy, estimated total addressable market, commercial and operating plans, product development plans and projected financial information. These statements are based on various assumptions, whether or not identified in this presentation, and on the current expectations of the respective management of Origin and Artius and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Origin and Artius. These forward-looking statements are subject to a number of risks and uncertainties, including that Origin may be unable to successfully commercialize its products; the effects of competition on Origin’s business; the uncertainty of the projected financial information with respect to Origin; disruptions and other impacts to Origin’s business as a result of the COVID-19 pandemic and other global health or economic crises; changes in customer demand; the parties may be unable to successfully or timely consummate the Proposed Business Combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Business Combination or that the approval of the stockholders of Artius or Origin is not obtained; failure to realize the anticipated benefits of the Proposed Business Combination; the amount of redemption requests made by Artius’ stockholders, and those factors discussed in the registration statement on Form S-4 filed by Artius with the SEC on March 9, 2021 (the “Registration Statement”) under the heading “Risk Factors,” and other documents Artius has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Artius nor Origin presently know, or that Artius or Origin currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Artius’ and Origin’s expectations, plans, or forecasts of future events and views as of the date of this presentation. Artius and Origin anticipate that subsequent events and developments will cause Artius’ and Origin’s assessments to change. However, while Artius and Origin may elect to update these forward-looking statements at some point in the future, Artius and Origin specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Artius’ and Origin’s assessments of any date subsequent to the date of this presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. ADDITIONAL INFORMATION AND WHERE TO FIND IT This presentation relates to a proposed transaction between Origin and Artius. This presentation does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Artius has filed the Registration Statement, which includes a preliminary proxy statement to be distributed to holders of Artius’s ordinary shares in connection with Artius’s solicitation of proxies for the vote by Artius’s stockholders with respect to the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to Artius’s and Origin’s stockholders in connection with the proposed transaction. After the Registration Statement has been declared effective, Artius will mail a definitive proxy statement, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Artius, Origin and the proposed transaction. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents, once available, may also be obtained from Artius by directing a request to: Artius Management LLC, 3 Columbus Circle, Suite 2215 New York, New York 10019. PARTICIPANTS IN SOLICITATION Artius, Origin and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Artius’ shareholders in connection with the proposed transaction. Information about Artius’s directors and executive officers and their ownership of Artius’s securities is set forth in the Registration Statement described above. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading other documents Artius has filed, or will file, with the SEC regarding the Proposed Business Combination, including the definitive proxy statement when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph. NON-SOLICITATION This presentation is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Artius, the combined company or Origin, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. USE OF PROJECTIONS This presentation contains Origin’s projected financial information. Such projected financial information is forward-looking and is for illustrative purposes only. It should not be relied upon as being indicative of future results. The assumptions and estimates underlying such projected financial information are inherently uncertain and are subject to many significant business, economic, competitive and other risks and uncertainties. Refer to “Forward-Looking Statements” above. Actual results may differ materially from the results presented in such projected financial information, and the inclusion of such information in this presentation should not be regarded as a representation by any person that the results reflected in such projections will be achieved. FINANCIAL INFORMATION; NON-GAAP FINANCIAL MEASURES The financial information and data contained in this presentation are unaudited and do not conform to Regulation S-X. Accordingly, such information and data may not be included, may be adjusted or may be presented differently in any proxy statement, prospectus or registration statement or other report or document to be filed or furnished by Artius with the SEC. In addition to financial measures included in this presentation that are calculated in accordance with generally accepted accounting principles in the United States (“GAAP”), this presentation contains non-GAAP financial measures, such as EBITDA and EBITDA margins. Artius and Origin believe these non- GAAP financial measures provide useful information to management and investors regarding certain financial and business trends relating to Origin’s financial condition and results of operations. Origin’s management uses these non-GAAP financial measures in conjunction with traditional GAAP financial and operating performance measures as part of its overall assessment of its performance, for budgeting and planning purposes, to evaluate the effectiveness of its business strategies and to communicate with investors. Origin does not place undue reliance on these non-GAAP financial measures, and they should not be considered as substitutes for other measures of financial condition and results of operations reported in accordance with GAAP. A reconciliation of EBITDA to net income (loss) is not included in this presentation because the items that impact net income (loss) are outside of Origin’s control and cannot be reasonably predicted. Accordingly, reconciliation of adjusted EBITDA to net income (loss) is not available without unreasonable effort. You should review Origin’s audited financial statements prepared in accordance with GAAP, which will be included in a combined registration statement and proxy statement to be filed with the SEC. TRADEMARKS This presentation contains trademarks, service marks, trade names and copyrights of Artius, Origin and other companies which are the property of their respective owners. 2

Risk Factors Summary Investing in this transaction involves a high degree of risk. Below is a summary of certain factors that make an investment in this transaction speculative or risky. This summary is not comprehensive. Additional discussion of the risks and uncertainties summarized in this risk factor summary, and other risks and uncertainties relevant to this transaction, are included under the heading “Risk Factors” contained in the proxy statement/prospectus related to this transaction. Origin is an early stage company with a history of losses and its future profitability is uncertain. Origin may be delayed in or unable to procure necessary capital equipment. Origin has not produced its products in large commercial quantities. Any decline in the value of carbon credits associated with Origin's products could harm Origin's results of operations, cash flow and financial condition. Origin expects to rely on a limited number of customers for a significant portion of its near-term revenue. Origin's offtake agreements with customers include termination, liquidated damages and/or advance repayment provisions that may be triggered if Origin fails to timely complete plant construction or commence its commercial operations. Origin's products may not achieve market success. Origin is subject to U.S. and foreign anti-corruption and anti-money laundering laws and regulations. Origin could face criminal liability and other serious consequences for violations, which would harm Origin's business. Origin's operating plan may require Origin to source feedstock and supplies internationally, and foreign currency exchange rate fluctuations and changes to international trade agreements, tariffs, import and excise duties, taxes or other governmental rules and regulations could adversely affect Origin's business, financial condition, results of operations and prospects. Origin's business relies on proprietary information and other intellectual property, and Origin's failure to protect its intellectual property rights could harm its competitive advantages with respect to the use, manufacturing, sale or other commercialization of Origin's processes, technologies and products, which may have an adverse effect on Origin's results of operations and financial condition. Origin may face patent infringement and other intellectual property claims that could be costly to defend, result in injunctions and significant damage awards or other costs (including indemnification of third parties or costly licensing arrangements, if licenses are available at all) and limit Origin's ability to use certain key technologies in the future or require development of non-infringing products or technologies, which may cause Origin to incur significant unexpected costs, prevent Origin from commercializing its products and otherwise harm its business. Origin relies on trade secrets to protect its technology, and Origin's failure to maintain trade secret protection could limit its ability to compete. Origin's management has limited experience in operating a public company. 3

Visionary leadership team with long history of creating shareholder value

ORIGIN



John Bissell
Founder & Co-CEO

- Founded Origin Materials in 2008
- Featured on Forbes 30 under 30
- B.S. Chemical Engineering, UC Davis



Rich Riley
Co-CEO

- Former CEO Shazam and senior executive at Yahoo!
- 20+ years managing rapid-growth organizations
- Featured on Forbes 40 under 40 and Billboard's Power 100
- Investor in Origin since 2010
- B.S. Economics, Wharton School, UPenn



Nate Whaley
CFO

- 20 years C-Suite experience scaling complex high growth business across industries
- B.S. Civil & Environmental Engineering; MBA, UC Davis

ARTIUS



Charles Drucker
Executive Chairman

- Former Chairman & CEO at Vantiv/WorldPay; global executive with extensive Fortune 500 network
- Over 30 years as highly successful technology/fin-tech operator; created over $40bn of value for Vantiv/WorldPay over a 10-year period as CEO



Boon Sim
CEO & CFO

- Managing Partner of Artius Capital Partners
- 30+ years of investment and financial services experience; formerly President, Head of Americas and International Groups of Temasek and Head of Global M&A of Credit Suisse/First Boston
- Board member of Canadian Pension Plan Investment Board ("CPPIB")

ORIGIN 4

Origin Materials – At a Glance

The world's leading carbon negative materials company



O
O
Cl
H

Disruptive Materials Technology Company



C

Origin produces low and negative carbon materials

Decarbonizing Platform Technology

CO_2

Enables customers' net-zero commitments

Enormous TAM

~$1+ Trillion

$390Bn near-term focus in polyesters; $750Bn across broad range of materials

Cost advantaged

Timber feedstocks are competitive with oil and ~10x cheaper than bio alternatives

Global Fortune 500 Customers & Investors

11% Owned

by customers who are also investors[1]

PEPSICO DANONE Nestlé

Massive Customer Demand[2]

$2.4Bn and growing

from a diverse mix of industries

Protected & Validated Technology

19 Patent Families

Core technology protected in key countries

Funded to Commercial Scale[3]

$863Mn

Origin expected to be fully financed until EBITDA positive with anticipated financing and grants

1. Represents combined ownership by PepsiCo, Danone and Nestle prior to this transaction.
2. Includes $779Mn in offtake agreements, $1.096Bn in capacity reservation agreements, and $547Mn in negotiations with potential customers, with $264Mn specified as customer options. Figures assume maximum offtake amounts and exercise of full customer options. Refer to slide 21 for additional detail.
3. Refer to slides 37 and 48 for additional detail. Assumes no Artius share redemption.

Source: Origin Materials.

ORIGIN 5

Leading institutions are committing to a net zero future The global industrial complex is committed to decarbonization 2030 2030-2040 2040 - 2050 Patagonia AT&T Michelin Carbon neutral by 2025 Net zero by 2035 Net zero by 2050 Walmart Proctor & Gamble BP Net zero by 2040 Net zero between 2020 – 2030 Net zero by 2050 PepsiCo Siemens Danone Net zero by 2040 Net zero by 2030 Net zero by 2050 LG Amazon Ford Net zero by 2040 Carbon neutral by 2030 Net zero by 2050 IKEA Nestlé Mercedes Benz Carbon negative by 2030 Net zero by 2050 Net zero by 2040 Microsoft Best Buy Nike Carbon negative by 2030 Net zero by 2040 Net zero by 2050 Unilever General Motors Shell Carbon neutral before 2030 Carbon neutral by 2040 Net zero by 2050 6 Note: Page not intended to represent that these are all Origin customers. Source: Press search and company websites.

Nearly half of all global emissions come from making products

Total global emissions, 2016


Chemicals[1]
Other Industry[2]
Iron and Steel
Waste
Cement
Agriculture, Forestry, and Other Land Use
Energy for Buildings
Unallocated fuel combustion, fugitive emissions and other[3]
Energy for Other Transportation[4]
Energy for Road Transportation
49.4
Gt CO_2 eq.

Origin's mission is to enable the world's transition to sustainable materials

Fossil-based

10.6Mn

Daily barrels of oil consumed by the chemicals market

Sustainable-based

<1%

Of annually available 900Mn tons of forest residue and wood waste

Emitting

2.78kg

Carbon emissions per kg of fossil-based PET produced

Avoiding

>100%

Carbon reduction for Origin's PET vs. fossil-based PET

The Origin platform can replace oil as the foundational feedstock for the materials economy

1. Includes energy-related emissions from the manufacturing of chemicals as well as direct industrial process. 2. Includes energy-related emissions in mining and quarrying, construction, textiles, machinery, food and tobacco, paper & pulp and other industries. 3. Includes energy-related emissions from the use of machinery in agriculture and fishing. 4. Includes energy-related emissions in aviation, shipping, rail and pipeline transportation.

Source: Origin Materials estimates, Climate Watch, the World Resources Institute (2020), ourworldindata.org.

ORIGIN 7

Ubiquitous plastics are a prime target to begin reducing carbon emissions

Plastics enable modern life…

Million tons


546
~2x
269
~5x
60
1980
2010
2040

… but we need better, scalable solutions

Drop-in ready – change only happens at scale
Transforming the materials economy won't happen in niche markets. Plastics permeate every sector and Origin's products are supply-chain ready alternatives for fossil-based feedstocks

Negative-to-low carbon
Sustainably harvested, renewable feedstocks (e.g., forest waste / residues) can convert naturally captured carbon into useable end products

Sustainable, end of life solutions (recycle first)
Responsible plastics use goes from 'cradle to grave'. Enabling the circular economy through high rates of recycling is a must for any solution

Source: International Energy Agency and Origin internal estimates.

ORIGIN 8

The Origin platform: ‘Once in a planet’ shift from fossil to decarbonized materials Abundant, low-cost, Countless products can be manufactured Origin Core Technology bio-feedstocks using Origin’s carbon negative materials... NOT EXHAUSTIVE Textiles and fabrics “CMF” 5-Chloro- wood chips methyl- Next-gen packaging furfural Paints, coatings, and epoxies Carbon Negative cotton trash bagasse Filler for tires and more Flexible “HTC” Hydrothermal pulp waste cardboard Solid fuels Carbon Lowest Cost, Beats Petroleum C Agriculture & soil products rice hulls whole cane 9 Source: Origin Materials.

Origin's CMF is a carbon negative solution for recyclability and degradability

Today — Near-term (2022-25+) — Mid-term: PET/F Blend (2025-27+) — Long-term (2027+) — Future

PET

Drop-in ready; 100% recyclable

PET Production Life Cycle Analysis, kg-CO_2 / kg-PET[1]



2.78
-101%
-0.02
Fossil PET
Origin PET[2]

PEF

Technology is ready; timing dependent on market adoption

- High-Performance ✓
- Strong Gas Barrier Properties ✓
- High Heat Resistance ✓
- 100% Recyclable[3] ✓
- Degradable[4] ✓

1. Process step carbon impacts are derived from Deloitte ISO compliant LCA report. Deviations from supply chain described in LCA report may affect carbon impacts. 2. Southern Pine based bio-PET. 3. PEF can be recycled by the same mechanical methods used for PET. Currently there are no independent PEF recycling stream or U.S. guidelines for blending PEF and PET streams. 4. PEF degradation time in industrial composting conditions (58 °C) range from 7 to 13 months to 90% degradation, depending on conditions, according to "First Results Accelerated Tests Biodegradation of PEF," Organic Waste Systems (OWS), Gent, Belgium.
Source: Origin Materials.

ORIGIN

10

Origin's HTC is a diverse, high-potential carbon negative platform material

Today — Near-term (2022-25+) — Mid-term (2025-27+) — Long-term (2027+) — Future

Near-term (2022-25+): Fuel pellets/Activated Carbon (~$20Bn)

A drop-in ready, energy dense, fuel alternative

Net 0 Carbon footprint

>7% Annual growth rate of fuel pellet market

A carbon negative solution for food and water treatment

~500 - 3,000 m^2/g – Ultra high surface area

>8% Annual growth rate of activated carbon market

Mid-term (2025-27+): Carbon Black (~$20Bn)

A carbon negative carbon black replacement for tires, foams, and dyes

No Detectable Carcinogens[1]

Carbon Black Production Life Cycle Analysis, kg-CO_2 / kg-Carbon Black



3.3
-150%
-1.67
Fossil Carbon Black
Origin HTC[2]

Long-term (2027+): Agriculture (~$40Bn)

A next-generation agriculture additive to improve farming efficiency

Key Properties

- Porous, High Surface Area
- Available Water Capacity
- High Cation Exchange

Applications

- Biochar, slow-release fertilizer, microbials / biologics, soil amendment

1. Origin carbon black does not contain any PAH, or polyaromatic hydrocarbons, which are carcinogens found in fossil carbon black.
2. Derived from Deloitte ISO compliant LCA report. Deviations from supply chain described in LCA report may affect carbon impacts.

Source: Origin Materials, PBL Netherlands Environmental Assessment Agency.

ORIGIN 11

Origin's platform technology decarbonization impact

By 2030, Origin's operating plants are expected to annually avoid ~8.3MMT[1] CO_2 equivalent to approximately…

~960,000

homes' electricity use for 1 year

~1,800,000

passenger vehicles driven for 1 year

~19,000,000

barrels of oil consumed

1. Million Metric Tons.

Source: Origin Materials calculations based on 6 commercial scale plants and plant life cycle impact estimates. U.S. Environmental Protection Agency greenhouse gas equivalencies calculation: https://www.epa.gov/energy/greenhouse-gas-equivalencies-calculator

ORIGIN

12

Estimated total addressable market for Origin products is more than $1Trn

Origin addresses a growing market with broad applications

HTC market | CMF market

Cumulative TAM = >$1Trn



$390Bn
$750B

Markets	Market Size $
PET Fiber	~$175Bn
Apparel (CMF)	
Carpet (CMF)	
PET Resin	~$145Bn
Food and beverage packaging (CMF)	
Carbon	~$70Bn
Tires (HTC)	
Activated Carbon (HTC)	
Foams (HTC)	
Fuel pellets (HTC)	

Near term focus pre-2030

>$390Bn market



Juice

Near-term focus TAM is expected to grow by ~$15Bn annually

ORIGIN 13

Source: Origin Materials management estimates based on 2030 addressable market.

Estimated total addressable market for Origin products is more than $1Trn

Origin addresses a growing market with broad applications

HTC market | CMF market

Cumulative TAM = >$1Trn


$390Bn
$750B

Select Markets	Market Size $
Paints & Coatings	~$30Bn
Colorants (HTC)	
Soil Additives	~$40Bn
Soil Nutrients (HTC)	
PEF	~$225Bn
Apparel (CMF); PET Applications (CMF); Packaging (CMF)	
Epoxies	~$15Bn
Adhesives (CMF); Coatings (CMF)	
Plasticizers	~$18Bn
PVC Piping (CMF)	

Long term focus post-2030

>$750Bn market



Source: Origin Materials management estimates based on 2030 addressable market.

ORIGIN 14

Origin is supported by Global Fortune 500 companies We believe total estimated plastics demand from these three customers represents… 4.75Mn Tons ~20 Commercial facilities required to meet PET 1 demand 2017 15 15 1. Illustrative opportunity from fulfilling estimated PET portion of PepsiCo, Danone, and Nestlé Waters combined annual consumption of 4.75 million tons of plastics / year. Source: Company websites; Origin Materials management estimates.

AECI SANS Technical Fibers Partnership “Origin Materials and AECI SANS Technical Fibers to Develop Carbon-Negative Materials for Apparel and Automotive Applications” – April 5, 2021 • AECI SANS Technical Fibers is a leader in engineered thread for high-performance apparel and automotive applications • Expands existing joint development agreement in order to develop high-performance fibers for diverse thread applications serving the apparel, footwear and automotive industries • AECI SANS Technical Fibers signed a capacity reservation agreement for carbon-negative PET and next-generation polymers produced using the Origin platform 16

AECI Much Asphalt Partnership “Origin Materials and AECI Much Asphalt to Develop Low-Carbon Asphalt” – April 6, 2021 • AECI Much Asphalt is the largest commercial asphalt producer in southern Africa • Region’s leading manufacturer and supplier of hot and cold mix asphalt products, and a manufacturer, supplier and applicator of bituminous road binders, emulsions, primes, pre-coats and modified binders • The collaboration is expected to create substantial value in the developing African market, where AECI Much Asphalt is currently active 17

Packaging Matters Partnership “Origin Materials and Packaging Matters Launch Partnership to Develop Advanced Carbon-Negative Packaging Solutions, Building on Existing 10-Year Supply Agreement” – April 12, 2021 • Packaging Matters is a leader in packaging innovation with several Fortune 100 food companies as customers • Development work to produce advanced packaging materials, including PEF • Packaging Matters will transition its virgin petroleum- based PET purchases to sustainable carbon-negative PET from Origin Materials. • As the companies make progress on developing PEF applications, some or potentially all of the supply is expected to transition to PEF • 40+ years PET experience • 3 manufacturing facilities in the United States 18

PrimaLoft Partnership “Origin Materials and PrimaLoft Form Strategic Alliance to Develop Carbon-Negative Insulating Fiber for Outdoor Gear, Bedding, and Apparel” – April 19, 2021 • PrimaLoft is advanced material technology company and a world leader in the development of high-performance insulations and fabrics • Launched strategic alliance to develop high-performance, carbon-negative insulating fibers for diverse apparel applications, including for leading outdoor, fashion, and lifestyle brands, plus home goods applications such as hypoallergenic insulated bedding • Signed capacity reservation agreement for carbon-negative PET produced using the Origin Materials technology platform • Fibers to address demand for sustainable, high-performance materials from over 900 global brand partners • PrimaLoft iconic brand partners include Patagonia, Stone Island, L.L. Bean, Lululemon, adidas and Nike 19

Solvay Partnership Solvay and Origin Materials to Develop Advanced Carbon- Negative Materials for Automotive Industry • Solvay, founded 1863, is a global leader in chemicals and materials with more than 23,000 employees in 64 countries, and net sales of €9 billion in 2020 • Collaboration to develop advanced materials for the automotive industry, including a drop-in ready specialty polyamide, a polymer for internal combustion engine technology as well as e-mobility systems like e-motors and power electronics that can provide resistance to heat, toughness, corrosion, and operate at high voltages • The companies believe these materials will be critical to decarbonize supply chains in the automotive industry and achieve the zero-carbon car • “The cooperation with Origin Materials is a new important element in our continuous commitment to sustainability which, together with our customers, is at the heart of our operations and growth strategy,” said Mike Finelli, President of Solvay Specialty Polymers. “Today carbon negative-materials can be added to the evolution of our sustainability roadmap, which already includes different actions from the integrated use of renewables to generate electricity in our plants to pursuing more sustainable products with bio- sourced monomers or recycled content.” 20

Origin has generated ~$2.4Bn in customer demand

~$1.9Bn in either offtake agreements or capacity reservations[1]

Customer demand, $Mn cumulative


Contracted
$779Mn
$1,096Mn
$547Mn
~$2.4Bn
~$1Bn Additional Demand Since Transaction Announcement
Offtake Agreement[1]
Capacity Reservation
In Negotiations
Total

Select Origin Customers

1. Includes $264Mn specified as customer option. Figures assume maximum offtake amounts and exercise of full customer option.
Source: Origin Materials.

ORIGIN 21

Origin is building on a strong foundation toward rapid growth… 2008-2009 2014 2017 2019 2022 2025 2027 2028-2029 1st bioplastics Proof of bottle created concept Established Pilot Partnerships Construction Production Commercial Expansion Growth Origin founded by Demonstrated Initial investor Detailed Origin 1 Origin 1 expected Launch Origin 2, Origin 3 launch Origin 4 & 5 John Bissell and technology at pilot commitments engineering and to operate by year commercial scale launched Ryan Smith scale module end 2022 CMF plant fabrication start Expect contracted Expect contracted portion of Origin 4 portion of Origin 2 to be 100% sold and Origin 3 to be out 100% sold out Partnerships / …with detailed expansion plans to Licenses announced 2030 and beyond 22 Source: Origin Materials.

Construction schedule – Origin 1, Origin 2, and Origin 3 2021 2022 2023 2024 2025 2026 2027 Onsite Construction & Origin 1 Origin 1 Operating Mechanical Completion Module Start Up Erection Today Construction & Site Selection Fabrication Start Mechanically Complete Origin 2 Origin 2 Operating Project Development Engineering, Procurement, & Construction 1 FEED Package Complete EPC Selection Start Up Engineering, Procurement, & Origin 3 Origin 3 Project Development Construction Operating Start Up 23 1. Front-end engineering design.

Origin 1 (Sarnia, Ontario, Canada) Ÿ Construction site in Sarnia, Ontario (Canada) Ÿ Origin 1 construction is advanced and is expected to be operating by year end 2022 Ÿ 17 large, complex equipment modules were fabricated by Koch Modular Process Systems (along with other equipment) and are now sitting onsite awaiting installation Ÿ Construction progress includes installing most building foundations, foundations for main process areas, underground services, as well as trailers, fencing, and communications for the site 24

Origin 1 (Sarnia, Ontario, Canada) Tanks in construction yard Core process modules awaiting installation 25

3D diagram of the Origin 1 Plant Site in Sarnia, Ontario 26

Origin is delivering transformational chemistry through mature, industry-standard equipment, materials, and technical processes


Origin IP, chemistry, and production processes
Material recycling and reuse
Wood yard transport
Liquid phase reactors
Decantation
Distillation
Filtration

Used in existing industry

~100% of pulp facilities

Majority of oil and chemical company processes

Ubiquitous in oil and chemical company processes

19 Patent families protect unique CMF and HTC production processes

Zero untested mechanical processes required for operations / scale-up[1]

1. Origin does not rely on any novel mechanical processes in its plants. All of Origin's mechanical processes are standard mechanical processes utilized in the chemicals and refining industry.
Source: Origin Materials.

ORIGIN 27

Origin's use of timber and forest residues as feedstock is a potential game changer

8x-14x cheaper than competing renewable feedstocks

Feedstock price


~$700/ton
~$400/ton
~$50/ton
~14x
~8x
Sugar[1]
Corn syrup
Pine pulpwood

Decoupled from supply volatility of the oil markets

Indexed price (1 = Q1 2016 value)


2.5
2.0
1.5
1.0
0.5
0
WTI
Pine pulpwood
2016
2017
2018
2019
2020

Leverages waste, cleans forests, and lets food be food



Utilize waste



Improve forest management



Let food be food

1. Representative chemically relevant sugars such as glucose and high fructose corn syrup.
Source: North Carolina State University; Economic Research Service, USDA; Macrotrends; and Origin Materials estimates.

ORIGIN 28

Origin is pursuing a capital efficient strategy to optimize CAPEX

Origin is keenly aware that **capital efficiency** will be the major driver of its **long term profitability**.

For this reason, Origin is pursuing a **pulp mill "brownfield" CAPEX strategy** to **save ~$100Mn** on its total commercial plant CAPEX



Wood chip waste streams



Pulp mill scale

Origin's strategy:

#1	Identify & purchase mill	Work with partners to identify suitable aging / defunct pulp mill	**>40** *Potential brownfield sites (e.g., closed pulp mills) in the US & Canada built in the last 50 years*
#2	Convert equipment	Leverage key components needed for its wood handling process (e.g., utilities, boiler, wood yard)	**>$100Mn** *Total useable value of converted equipment, even after considering expected upgrade costs*
#3	Integrate & operate	Integrate refurbished components into the rest of its necessary equipment / plant infrastructure	**Up to 15%** *Net savings on total plant CAPEX, or ~$100Mn co-location benefit*

Pulp mill "brownfield" strategy offers additional benefits, including the existing forest supply chain ecosystem and local gov't incentives

Source: Origin Materials.

ORIGIN 29

Origin has meaningful advantages over bioplastics companies

✓ Origin advantaged category vs. non-fossil competitors

	Origin advantaged	ORIGIN	Company A PHA	Company B PEF / FDCA	Company C PLA	Fossil
TAM $ Bn	✓	$1,000	$0.1 - $0.5	$250	$1.5 - $5.0	$1,960
Carbon footprint[1], indexed to fossil	✓	<0	~0.7	0.3	0.3	1.0
Illustrative feedstock cost, $/lb	✓	$0.03 Timber	$0.36 Vegetable Oil	$0.36 Fructose	$0.15 Glucose	$0.18 Oil
Process reliability	✓	Chemical	Fermentation	Chemical	Fermentation	Chemical
Market maturity	✓	Established	*Nascent*	*Nascent*	*Nascent*	Established
Recyclability	✓	Strong existing infrastructure[2]	*No existing infrastructure*	*Limited Infrastructure*	*Extremely limited infrastructure*	Strong existing infrastructure
Degradability	(✓)	Non-degradable PET; Industrial composting PEF[3]	Natural composting	Industrial composting[3]	Industrial composting	Non-degradable


Origin...
Larger TAM
Less expensive
More sustainable
Lower risk

1. For end product; carbon footprint based on publicly available feedstock footprint for analogous biofuels process (CORSIA, REDII).
2. Refers only to PET.
3. Further study needed to determine if industrial composting reproduces results observed in degradation studies.
Source: Company websites, filings and press releases; Market and technical research reports; Origin Materials management team.

ORIGIN

30

Origin brings an unrivaled set of industry veterans, leaders, and visionaries



John Bissell
Co-Founder & Co-CEO

- Founded Origin Materials in 2008
- Featured on Forbes 30 under 30



Rich Riley
Co-CEO

- Former CEO Shazam and senior executive at Yahoo!
- 20+ years managing rapid-growth organizations



Nate Whaley
CFO

- 20 years C-Suite experience scaling complex high growth business across industries



Stephen Galowitz
CCO

- Co-founder / Chief Development Officer of Renewables company
- 15 years experience in renewables space



Ryan Smith
Co-Founder & CTO

- Founded Origin Materials in 2008
- Process Engineer at NEC Electronics



Mako Masuno, PhD
VP of R&D

- Pathway Development & Optimization Expert
- Organic Chemistry Professor



Roman Wolff
VP of Engineering

- Engineering leader at TETRA Technologies
- 30 years of experience in engineering on more than 20 projects



Josh Lee
General Counsel

- Attorney at Irell & Manella, LLP
- Sr. Analyst at Strumwasser & Woocher, LLP

ORIGIN 31

Origin's technical leadership team is proven

Recent hires further strengthen global technology leadership in carbon-negative materials

Technical leadership



Mako Masuno, PhD
VP of R&D

- Pathway Development & Optimization Expert
- Organic Chemistry Professor
- 9+ years of technology development at Origin Materials



Roman Wolff
VP of Engineering

- Engineering leader at TETRA Technologies
- 30 years of experience in engineering on more than 20 projects

Recent additions to technical leadership team



Phil McAllister
Project Director

- 20+ years chemical industry experience
- Experience leading geographically dispersed project teams to design, build and start-up industrial chemical plants
- Graduated University of Edinburgh with a Bachelor of Engineering in Chemical Engineering



Jim Wells
Technical Director

- 39 years experience at The Dow Chemical Company
- Expertise developing, designing, building and starting up industrial chemical plants; specializing in unique areas of technology
- Former Associate Director of Technology for the Dow AgroScience division
- B.S. Chemical Engineering, Cornell University



Madhu Anand, PhD
Technical Director

- 15+ years of experience in the oil and energy industry
- Former Phillips 66 Chief Engineer of Hydroprocessing & Naphtha Upgrading
- Auburn University 2007 Outstanding Graduate Award for excellence in research
- B.S. Chemical Engineering, Panjab University in India; Ph.D. Chemical Engineering from Auburn University



Ben Freireich, PhD
Technical Fellow

- Former Technical Director of Particulate Solid Research, Inc. (PSRI)
- Former Research Scientist in Core R&D at The Dow Chemical Company
- B.S. Mechanical Engineering, Milwaukee School of Engineering; M.S. Engineering, Ph.D. Mechanical Engineering, Purdue University

ORIGIN 32

Origin's world-class directors will provide governance and expertise to Origin as it scales the business



Karen Richardson
Chair
- Board Member at BP, Exponent, Doma
- Former Board Member at WorldPay and BT Plc



John Bissell
Co-Founder & Co-CEO
- Founded Origin Materials in 2008
- Featured on Forbes 30 under 30



Rich Riley
Co-CEO
- Former CEO Shazam and senior executive at Yahoo!
- 20+ years managing rapid-growth organizations



William Harvey
- Former President at DuPont Packaging and Industrial Polymers
- 40+ years chemical industry experience



Kathy Fish
- Former Chief Research, Development and Innovation Officer at Procter & Gamble
- 39 years experience with Procter & Gamble



Boon Sim
- Managing Partner of Artius Capital Partners
- 30+ years of investment and financial services experience



Charles Drucker
- Former Chairman & CEO at Vantiv/WorldPay
- Over 30 years as highly successful technology/fin-tech operator; created over $40bn of value for Vantiv/WorldPay over a 10-year period as CEO



Benno Dorer
- Former CEO at The Clorox Company
- Former Global Marketing Director at Proctor & Gamble
- Board Member at VF Corporation

ORIGIN 33

Origin expects to deliver a superior financial profile for years to come



Completed Plants
1
1
2
2
3
4
5
7
Revenue ($Mn)
Industrial Materials
Consumer Materials
+140% p.a.
+48% p.a.
$0
$0
$60¹
$122¹
$475
31%
69%
$830
35%
65%
$1,499
41%
59%
$2,138
44%
56%
$2,759
47%
53%
$4,019
50%
50%
2021E
22E
23E
24E
25E
26E
27E
28E
29E
2030E
EBITDA ($Mn)
+113% p.a.
+68% p.a.
($25)
($36)
($50)
($53)
$139
$296
$600
$1,041
$1,473
$2,360
EBITDA Margin %
29%
36%
40%
49%
53%
59%
Adj. Plant Profit Margin %²
39%
46%
46%
53%
57%
61%
2021E
22E
23E
24E
25E
26E
27E
28E
29E
2030E

- Revenue and materials volume forecast / growth based on satisfying existing customer off-take contracts and expected future demand
- Pricing assumptions are based on negotiated contract pricing with existing customers
- Feedstock cost assumptions reflect historically low volatility of pine pulpwood prices
- Cost assumptions also include additional required overhead during scaling
- EBITDA margins and associated growth are expected to improve throughout the forecast period as a result of increasing economies of scale from additional plants coming online
- Includes R&D expenditures to maintain Origin as the global leader in low or negative carbon material technologies

Source: Origin Materials management estimates.
1. 100% of revenue allocated to consumer materials.
2. A non-GAAP measure defined as Revenue less all plant direct cash costs (excluding depreciation, amortization, interest and taxes) divided by revenue.

ORIGIN 34

Origin could see significant additional revenue potential # Completed Plants (2 trains/plant) 1 1 2 2 3 4 5 7 Revenue ($Mn) • Assumes Origin is able to $9,090 secure moderately higher Additional Revenue Potential +53% p.a. prices in new customer Base Case Revenue contracts as a result of strong $6,126 demand and carbon negative $4,678 materials scarcity $3,259 +202% p.a. • Concurrently, assumes Origin $1,655 $887 adds capacity at a faster rate $122 $60 1 $0 $0 than base business plan , adding two trains per new 2021E 22E 23E 24E 25E 26E 27E 28E 29E 2030E plant, effectively doubling EBITDA ($Mn) capacity of each Additional EBITDA Potential $5,966 +67% p.a.• Feedstock prices assumed Base Case EBITDA unchanged as primary feedstock supply (forest / wood $3,752 processing residues) is ample $2,683 and well above Origin’s needs +105% p.a. $1,656 $764 $372 ($25) ($36) ($50) ($53) EBITDA Margin % 42% 46% 51% 57% 61% 66% 2021E 22E 23E 24E 25E 26E 27E 28E 29E 2030E 35 1. Subject to capital availability. Source: Origin Materials management estimates.

Long-term target operating model Origin Plant 1 Origin Plant 2 Origin Plant 3-7 Average Illustrative Run-Rate Economics 49 2,205 2,205 Mn lb. biomass input 146 2,412 1,313 Mn lb. products sold 1 $70 $1,072 $811 CapEx ($Mn) ROIC (Adj. plant margin/CapEx) NM 35.9% 51.1% $Mn $/lb. product $Mn $/lb. product $Mn $/lb. product Revenue $122 $0.84 $708 $0.29 $637 $0.49 $291 Consumer materials $414 $122 $294 $346 Industrial materials ($7) ($0.05) ($56) ($0.02) ($56) ($0.04) Biomass feedstock Other feedstock & variable costs ($7) ($0.05) ($93) ($0.04) ($108) ($0.08) ($106) ($0.73) ($154) ($0.06) ($39) ($0.03) Tolling & downstream processing 2 $2 $0.01 $405 $0.17 $435 $0.33 Adj. Contribution Plant labor + other fixed costs ($6) ($0.04) ($20) ($0.01) ($20) ($0.02) ($4) ($0.03) $385 $0.16 $415 $0.32 Adj. Plant Profit PET, PET/F, PEF, CMF, FDCA, PET/F, CMF, higher value PET, HTC fuel carbon black, activated carbon, Primary Products application development samples HTC fuel 1. Denotes incremental capex to be spent in 2021-2022. 36 2. Reflected as adjusted gross profit in the base case projections included in the registration statement as filed with the SEC by Artius on March 9, 2021. Source: Origin Materials management estimates.

Anticipated to be fully funded to EBITDA profitability

Cash Flow Sources & Uses from 2021E to Origin 2 Revenue in 2025E	
Gross Proceeds	$925
Less: Transaction fees and expenses	(62)
Net Proceeds[1]	**$863**
Add: Project Financing[3]	$558
Add: Local, State, and Federal Government Incentives / Support[3]	185
Less: Origin 1 Growth CAPEX	(70)
Less: Origin 2 Growth CAPEX	(1,072)
Less: Cash Flow from Operations '21 – '25[2]	(218)
Remaining Cash to Fund Origin 3 and Beyond	**$246**

Origin 1 and Origin 2 Growth CAPEX Schedule[3] ($Mn)



Project Financed Growth CAPEX
Local, State, and Federal Government Incentives / Support[3,4]
Equity Financed Growth CAPEX
$111
$16
$95
$126
$19
$107
$277
$40
$46
$191
$482
$399
$80
$3
$147
$120
$24
$3
2021E
22E
23E
24E
25E

Remaining Cash Balance from Current Transaction to Origin 2 Revenue[5] ($Mn)



Cash to Balance Sheet at
Minimum PIPE: $863
$748
$607
$364
$305
$246
2021E
22E
23E
24E
25E[6]

1. Refer to slide 48 for additional detail. Assumes no share redemptions and none of the Artius warrants to acquire 35.5Mn shares are exercised. 2. Cash flow from operations calculated as EBITDA + Working Capital + Maintenance CAPEX from 2021 until reaching Origin 2 revenue in 2025. 3. Project financing and government incentives / support have not yet been secured. 4. Represents anticipated local, state and federal government incentives / support.
5. Defined as net proceeds less annual cash flow from operations less equity financed growth CAPEX for Origin 1 and 2. Excludes $1Mn existing cash. 6. Prior to Origin 2 operations date in 2025E.
Source: Origin Materials management estimates.

ORIGIN 37

Anticipated fully funded growth plan to profitability # Completed Plants 1 1 2 2 3 4 5 7 Origin 8+ (outside of forecast horizon) Origin 4+ $1,651 Origin 3 $1,583 Total Origin 1 & 2 1 Origin 2 CAPEX: $1,142Mn $1,131 Origin 1 $957 $870 Maintenance CAPEX $587 $557 $300 $126 $111 2021E 22E 23E 24E 25E 26E 27E 28E 29E 2030E • Current transaction and anticipated financing and grants are expected to be sufficient to fully finance the construction of Origin 1 and Origin 2 and achieve EBITDA profitability • CapEx based on estimates from world-leading EPC companies that Origin will partner with to deliver holistic capital project solutions • Capacity scaling based on current customer contract commitments / orders and anticipation of demand from global industrial complex rushing to secure “drop in” decarbonized materials to meet their carbon commitments 38 1. Cash in trust and funds from PIPE transaction represent 81% of Origin 1 and 2 CAPEX. Assumes no shareholder redemptions. Source: Origin Materials management estimates. Capital Expenditures ($Mn)

Origin as a public company We will continue to build upon our customer momentum while managing operations Origin’s business combination and anticipated financing and grants are estimated to support planned operations until EBITDA positive… Scale the Complete Engineer and design Fund Origin 2 site Support research & organization’s construction and full commercial scale acquisition, development for capabilities begin operations of production facilities equipment, and new products (e.g., Origin 1 construction Origin Ag) Meanwhile, Origin plans to demonstrate momentum on a quarterly basis… Secure fully Execute EPC alliance Share updates on Engage with Develop new products committed Origin 2 agreement and construction stakeholders and and applications to and 3 production secure joint venture progress and major industry at large build on market volumes production milestones (e.g., conferences) opportunity 39

Origin Materials – At a Glance

The world's leading carbon negative materials company



O
O
Cl
H

Disruptive Materials Technology Company



C

Origin produces low and negative carbon materials

Decarbonizing Platform Technology

Enables customers' net-zero commitments

Enormous TAM

~$1+ Trillion

$390Bn near-term focus in polyesters; $750Bn across broad range of materials

Cost advantaged

Timber feedstocks are competitive with oil and ~10x cheaper than bio alternatives

Global Fortune 500 Customers & Investors

11% Owned

by customers who are also investors[1]

PEPSICO DANONE Nestlé

Massive Customer Demand[2]

$2.4Bn and growing

from a diverse mix of industries

Protected & Validated Technology

19 Patent Families

Core technology protected in key countries

Funded to Commercial Scale[3]

$863Mn

Origin expected to be fully financed until EBITDA positive with anticipated financing and grants

1. Represents combined ownership by PepsiCo, Danone and Nestle prior to this transaction.
2. Includes $779Mn in offtake agreements, $1.096Bn in capacity reservation agreements, and $547Mn in negotiations with potential customers, with $264Mn specified as customer options. Figures assume maximum offtake amounts and exercise of full customer options. Refer to slide 21 for additional detail.
3. Refer to slides 37 and 48 for additional detail. Assumes no Artius share redemption.

Source: Origin Materials.

ORIGIN 40

Appendix

ORIGIN

Investment Highlights

1 **Addressing Enormous and Growing Materials Economy**

Core products are carbon negative drop-in replacements serving a ~$1Trn+ market – with diverse applications expected to deliver growth for years to come

2 **Industry Disrupting Technology Supported by Deep Competitive Advantage**

Conversion of biomass feedstocks into drop-in chemicals, competing directly on cost with fossil-based materials while having significant advantage over alternative technologies

3 **Global Fortune 500 Customers and Investors**

~$1.9Bn[1] of signed customer contracts and $547Mn of customer contracts under negotiation

4 **Funded to Effectively Scale and Commence Commercial Production**

Executing on growth plan with first plant expected to be completed in 2022 and contracted portion of first two commercial plants expected to be 100% sold out in 2022. Full-scale commercial plant expected to be online by 2025

5 **Experienced Leadership Team with Proven Track Record**

Brings a team of industry veterans and technology leaders with ~250 years of cumulative experience – ready to deliver on its vision and operational priorities

1. Comprised of $779Mn in offtake agreements, including $264Mn in customer option, and $1.096Bn in capacity reservation. Figures assume maximum offtake amounts and exercise of full customer options. Refer to slide 21 for additional detail.

ORIGIN 42

The world is drowning in carbon – it needs rapid solutions

Pathways of global carbon dioxide emissions[1]

Gt CO_2 per year


80
70
60
50
40
30
20
10
0
2005
2010
2015
2020
2025
2030
2035
2040
2045
2050
Continued growth²
McKinsey GEP Reference Case,³ 2019
2°C pathway
1.5°C pathway

1. 2005-2018 emissions from Global Carbon Budget 2019. Emissions from biotic feedbacks not included (e.g.: permafrost thawing, wildfires).
2. Average of the IEA WEO 2019 Current Policies Scenario and IPCC RCP8.5 pathway.
3. Reference case used is McKinsey's Global Energy Perspective - Reference Case 2019.
NB: Projected warming estimated by 2100.

Select national net-zero commitments

NOT EXHAUSTIVE



Sweden 2045 | Japan, France, UK, South Korea 2050 | China 2060

Select investment community reactions

"We are asking companies to disclose a plan for how their business model will be compatible with a net zero economy"
– Larry Fink, BlackRock CEO, January 2021

"Vanguard expects companies to disclose to the market how their board oversees climate-related strategy and risk management"
– Vanguard, June 2020

Managers Of $40 Trillion Make Plans To Decarbonize The World
– Forbes, September 2020

Source: McKinsey Quarterly 2020 Number 2 – Climate: Shared risk. Shared response, United Nations.

ORIGIN 43

Origin is not feedstock limited Primary feedstock (forest / wood processing residues) Additional feedstock optionality Million tons annual availability 900 215 Distillers Mixed Wheat Wheat Grains Paper Straw Straw Orchard Corn Waste Waste Timber Timber 400 < 1% Almond Saw Shells Dust Fruit Acacia Wood Bunch Waste Switch- grass 105 180 Cassava Cane Waste Bagasse 9 Acacia Wood Waste Forest Wood Forest Wood Total residues processing residues processing waste waste 2030 Additional feedstock supply available above demand North America Other global >2X forest / wood processing residues alone 44 Source: FAOstat; USDA, BEIS 2017; ICCT 2016; Wan Nur Aifa Wan Azahar et al.; Getting to Neutral (LLNL).

Origin will look to value chain participants to complement its strengths Origin’s strengths Feedstock Product (Bottles, Origin (CMF / HTC) Monomers (PX) Plastics (PET / PEF) Additives Customer (Biomass) Fibers) “Our proprietary “Putting it all together” “Clear market pull” bread and butter” Ÿ Proprietary Ÿ Years of experience Ÿ We will leverage an already-existing industrial base of monomer, technology in a working with the end polymer, additive, and packaging / extrusion technology league of its own consumer to address ‒ Beyond Origin 2 (monomers), we will license or sell that technology to sustainability goals a value chain participant 1 Picture: Origin 1 Illustrative potential value chain participants : Origin is in discussions with multiple partners and is ready to scale its strategy through its next phase of growth 45 1. Origin Materials may or may not be in discussions with these parties. Source: Origin Materials.

Transaction Overview • Founded in 2008, Origin is the world’s leading carbon negative materials company with a mission to enable the world’s transition to sustainable materials • Artius is a publicly listed special purpose acquisition company with $725Mn cash in trust Overview • Closing is subject to Artius having a minimum cash amount of $525Mn across PIPE and cash remaining in trust account after giving effect to any redemptions 1 • $1,843Mn pro forma equity value of combined company 1 • $999Mn Enterprise Value, implies 1.2x 2026E Revenue and 3.4x 2026E EBITDA Valuation • Earnout of 29.5Mn shares vesting equally based on share price thresholds of $15, $20 and $25 per share 2 within 3, 4 and 5 years, respectively • Origin Materials shareholders rolling 100% of their equity 3 Capital • Transaction, inclusive of $200Mn PIPE financing, expected to result in $863Mn of cash to balance sheet, is anticipated, with anticipated financing and grants, to fully fund company’s operations and capital Structure expenditures until EBITDA positive 4 • 42.4% existing shareholders; 46.7% SPAC shares; 10.9% PIPE investors Ownership Artius has identified Origin Materials as a compelling investment opportunity and believes its disruptive platform technology is uniquely positioned to decarbonize the materials industry supply chain 1. At a price of $10.00 per Artius share and assumes no redemption of public shares. Refer to slide 35 for additional detail. 2. Consists of 25.0Mn shares to Origin Shareholders and 4.5Mn shares to Artius upon release from forfeiture provisions upon achievement of earnout thresholds. 46 3. Refer to slides 37 and 48 for additional detail. Assumes no redemption of public shares. 4. Assumes no redemption of public shares, that none of the 29.5Mn earnout shares are issued and a PIPE of $200Mn.

Artius Acquisition Inc. Overview Overview Value-Add • Artius Acquisition Inc. (“Artius”) was founded in July 2020 by Charles • Seasoned executives with expertise in investing, operating and Drucker and Boon Sim to invest in disruptive platform technologies transforming disruptive companies and helping them scale to with large TAM and strong secular tailwinds, led by exceptional become global market leaders and world-class public companies management teams • Track record of creating significant shareholder value organically and • Artius uses a methodical and proprietary framework and its broad inorganically by using levers of operational excellence, investing in network to originate and evaluate target companies; numerous R&D / technology and opportunistic plays companies to date have been evaluated or diligenced • Deep and extensive Fortune 500 C-suite and boardroom Due Diligence on Origin relationships; provides access at the highest level to generate immediate traction for any business opportunity and attract the • Conducted extensive private equity-style due diligence best talent for the company • Assisted by domain experts from a global consulting firm, a • Strong and broad network of direct investor relationships with long- specialist consulting firm with relevant industry expertise, leading term pension and sovereign funds, large institutional money law firms, KPMG, Franklin Associates, Quantis and Wolf Greenfield managers, foundations and family offices to aid in the creation of a stable and long-term shareholder base • Made numerous diligence calls to current and potential customers and industry participants including CEOs and key decision makers to independently evaluate technology and business model 47

Detailed transaction overview

Key Transaction Terms

- The transaction is subject to there being a minimum cash amount of $525Mn in Artius at closing after giving effect to any shareholder redemptions
- Executed subscription agreements for committed capital in connection with PIPE for $200Mn before transaction announcement
- Earnout of 29.5Mn shares vesting equally based on share price thresholds of $15, $20 and $25 per share within 3, 4 and 5 years, respectively[1]

Pro Forma Ownership @ $10.00 Per Share[2]



ORIGIN
Artius Public Shares
39.3%
Shareholder Rollover
42.4%
Artius Founder Shares[3]
7.4%
PIPE Equity
10.9%

Pro Forma Valuation ($Mn)

Origin Materials Share Price	$10.00
Shares Outstanding (Mn)	*184.3*
Equity Value	**$1,843**
Existing Net Debt	*20*[4]
(-) Net Cash to Balance Sheet	*(863)*
Enterprise Value	**$999**

Illustrative Sources and Uses ($Mn)

Sources	
Shareholder Rollover	$782
Artius Cash in Trust	$725
Additional PIPE Equity	$200
Total Sources	**$1,707**
Uses	
Shareholder Rollover	$782
Cash to Balance Sheet	$863
Estimated Fees and Expenses	$62
Total Uses	**$1,707**

1. Consists of 25.0Mn shares to Origin Shareholders and 4.5Mn shares to Artius upon release from forfeiture provisions upon achievement of earnout thresholds.
2. Assumes no redemption of public shares, no earnout shares issued and a PIPE of $200Mn. Consists of 78.213Mn Shareholder Rollover Shares, 13.613Mn Artius Founder Shares, 20.000Mn PIPE Equity Shares and 72.450Mn Artius Public Shares. Pro forma ownership does not reflect any adjustment for Origin net debt at closing being more than $15.3Mn.
3. Includes the deferral of a portion of the Founder Shares subject to same conditions as Earnout consideration to be provided to Origin's existing shareholders. 4. Net debt consists of $21Mn of Debt and $1Mn of Cash.

ORIGIN 48

Glossary Abbreviation Explanation Carbon negative activities or products go beyond achieving reduced carbon impact, or net zero carbon Carbon negative impact, to actually remove additional carbon dioxide from the atmosphere CMF 5-Chloromethylfurfural, organic compound obtained from dehydration derivatives 2,5-Furandicarboxylic Acid, organic compound that is a renewable resource because it can be FDCA produced from carbohydrates HTC Hydrothermal Carbon, structured compounds that have been converted from organic compounds Polyethylene Terephthalate, most common thermoplastic polyester used for packaging foods and PET beverages PEF Polyethylene Furanoate, bio-based thermoplastic polyester also primarily used for packaging pX Paraxylene, an important chemical feedstock used in the large scale synthesis of various polymers 49

We make negative carbon materials matter

About Artius

Artius Acquisition Inc (“Artius”) (NASDAQ:AACQ) is a special purpose acquisition company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Artius was co-founded by Charles Drucker, the former Chariman and CEO of WorldPay, Inc., a leading payments company, and its predecessor company, Vantiv. Inc., and Boon Sim, the Founder and Managing Partner of Artius Capital Partners LLC. For more information, visit https://www.artiuscapital.com/acquisition .

About Origin Materials

Headquartered in West Sacramento, Micromidas, Inc. d/b/a Origin Materials is the world’s leading carbon negative materials company. Origin Materials’ mission is to enable the world’s transition to sustainable materials. Over the past 10 years, Origin Materials has developed a platform for turning the carbon found in non-food biomass into useful materials, while capturing carbon in the process. Origin Materials’ patented drop-in core technology, economics and carbon impact have been validated by trusted third parties and are supported by a growing list of major global customers and investors. Origin Materials’ first plant is expected to be operational in 2022 with a second, full-scale commercial plant expected to be operational by 2025 and plans for additional expansion over the next decade.

For more information, visit www.originmaterials.com.

Important Information for Investors and Stockholders

In connection with the proposed business combination of Origin and Artius (such proposed combination, the “proposed transaction”), Artius filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC on March 9, 2021, which includes a preliminary proxy statement to be distributed to holders of Artius’s ordinary shares in connection with Artius’s solicitation of proxies for the vote by Artius’s stockholders with respect to the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to Artius’s and Origin Materials’ stockholders in connection with the proposed transaction. After the Registration Statement has been declared effective, Artius will mail a definitive proxy statement, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Artius, Origin Materials and the proposed transaction. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents, once available, may also be obtained from Artius by directing a request to: Artius Management LLC, 3 Columbus Circle, Suite 2215 New York, New York 10019.

Cautionary Note on Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws, including with respect to the proposed transaction between Origin Materials and Artius. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,”

“potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Origin Materials’ business strategy, estimated total addressable market, commercial and operating plans, product development plans and projected financial information. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the management of Origin Materials and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Origin Materials and Artius. These forward-looking statements are subject to a number of risks and uncertainties, including that Origin Materials may be unable to successfully commercialize its products; the effects of competition on Origin Materials’ business; the uncertainty of the projected financial information with respect to Origin Materials; disruptions and other impacts to Origin Materials’ business as a result of the COVID-19 pandemic and other global health or economic crises; changes in customer demand; Origin Materials and Artius may be unable to successfully or timely consummate the proposed business combination, including the risk that any regulatory approvals may not obtained, may be delayed or may be subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination, or that the approval of the stockholders of Artius or Origin Materials may not be obtained; failure to realize the anticipated benefits of the business combination; the amount of redemption requests made by Artius’ stockholders, and those factors discussed in the Registration Statement under the heading “Risk Factors,” and other documents Artius has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Origin Materials presently does not know, or that Origin Materials currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Origin Materials’ expectations, plans, or forecasts of future events and views as of the date of this press release. Origin Materials anticipates that subsequent events and developments will cause its assessments to change. However, while Origin Materials may elect to update these forward-looking statements at some point in the future, Origin Materials specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Origin Materials’ assessments of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, Artius, Origin Materials and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from Artius’s shareholders in connection with the proposed business combination. Information about Artius’s directors and executive officers and their ownership of Artius’s securities is set forth in the Registration Statement described above. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading other documents Artius has filed, or will file, with the SEC regarding the proposed business combination, including the definitive proxy statement when it becomes available.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Artius, the combined company or Origin Materials, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Contacts

Origin Investors:

ir@originmaterials.com

Media:

media@originmaterials.com

Artius Investors:

Jason Ozone

jason@artiuscapital.com

+1-212-309-7668